Mail Stop 3561
                                                           September 12, 2018

Via E-mail
Brian Jackson
Manager
Esoteric Brewing Company, LLC
3713 Charloe Ct.
Cincinnati, OH 45227

       Re:       Esoteric Brewing Company, LLC
                 Amendment No. 7 to the Offering Statement on Form 1-A Filed September 11, 2018
                 File No. 024-10830

Dear Mr. Jackson:

        We have reviewed your amended offering statement and have the following comments.
In our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 29, 2018 letter.

General

   1. We note the perks described in the risk factor on page 7. Please revise Plan of
      Distribution to explain the different levels of perks. Please also revise Use of Proceeds and Management's Discussion and Analysis to address their possible effect, if material, on your use of proceeds and available liquidity.

Exhibit 13.1

   2. We note that your testing the waters materials do not include the statements required by
      Rule 255(b). Please confirm that the materials used on social media and elsewhere have been revised to include the required statements.
 Brian Jackson
Esoteric Brewing Company, LLC
September 12, 2018
Page 2

       You may contact Jonathan Burr at (202) 551-5833 or James Lopez at (202) 551-3536
with any questions.



                                                        Sincerely,

                                                        /s/ James Lopez (for)

                                                        John Reynolds
                                                        Assistant Director
                                                        Office of Beverages,
Apparel, and
                                                        Mining
cc:    Anthony R. Robertson, Esq.
       Graydon